Conexant Systems, Inc.
4000 MacArthur Blvd., West Tower
Newport Beach, CA 92660
March 23, 2009
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Conexant Systems, Inc. Form 10-K for the Fiscal Year Ended October 3, 2008 Filed on November 26, 2008 File No. 000-24923
Ladies and Gentlemen:
     This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated March 5, 2009 (the “Comment Letter”) from Gary Todd, Senior Review Accountant, Division of Corporation Finance of the SEC, to Jean Hu, Chief Financial Officer and Senior Vice President, Business Development of Conexant Systems, Inc. (the “Company”). Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended October 3, 2008
Item 11. Executive Compensation, page 96
1.	We note your response to prior comment 13. In your future filings, as applicable, please include in your “Grants of Plan-Based Awards” table under the “Threshold” column, the minimum amount of cash bonus to which each of your named executive officers is entitled pursuant to their respective employment agreements or other similar arrangements.
The Company notes the Staff’s comments and advises the Staff that in future filings it will include, as applicable, the minimum amount of each cash bonus to which each named executive officer is entitled under the “Threshold” column in the “Grants of Plan–Based Awards” table.
Financial Statements
2.	We refer to your response to prior comment 11. You indicate that because of financial performance declines in the first quarter of fiscal 2009 you performed impairment testing on your goodwill during that quarter. You also indicate

Securities and Exchange Commission
March 23, 2009

that despite the recent declines in the IPM business unit “performance levels remain sufficient to support the current IPM related goodwill”. To help us better understand the basis in GAAP for your conclusion about the recoverability of goodwill allocated to the IPM reporting unit, please respond to the following:
•	Please provide us a summary of your goodwill impairment evaluation for the quarter ended January 2, 2009. The written response should: (1) identify the significant assumptions underlying your determination of the fair value of the reporting unit, (2) explain the basis for those assumptions, and (3) explain why you believe those assumptions are appropriate in GAAP.

For the purposes of our fiscal 2008 annual impairment test, our two reporting units were BBA and IPM with associated goodwill of $0 and $110 million, respectively. The Company performs its annual goodwill impairment test in the fourth fiscal quarter of each year.

In the first quarter of fiscal 2009, the Company experienced declines in operations and anticipated the decline would continue through the second quarter of fiscal 2009. In accordance with paragraph 28 of SFAS 142, an update of the fiscal 2008 annual impairment analysis for the IPM business unit was performed in the first quarter of fiscal 2009. The following outlines the overall approach taken for the interim goodwill impairment test on the IPM goodwill and describes the significant assumptions underlying the Company’s determination regarding the fair value of the IPM reporting unit, the Company’s basis for those assumptions and the Company’s belief regarding why those assumptions are appropriate under GAAP.

For Step 1, we assessed the fair value of the IPM reporting unit compared to the carrying amounts of the net assets of the reporting unit, including goodwill, used in the fiscal 2008 annual goodwill impairment evaluation.

Paragraphs 23 – 25 of SFAS 142 list acceptable methods for estimating fair values, including (i) the use of quoted market prices in active markets, (ii) the use of present value techniques (e.g., discounted cash flows or “DCF”), and (iii) the use of multiples of revenues, earnings or other performance measures. Following these prescriptions for the IPM reporting unit we prepared (1) a DCF analysis under the income approach, and (2) a market multiple analysis under the market approach.

Discounted Cash Flow Model (DCF)

Securities and Exchange Commission
March 23, 2009

Our DCF analysis reflected Company-prepared forecasts of cash flows discounted to present value at a discount rate commensurate with our assessment of relative risk including information from a number of market-based sources. The more significant factors used in our DCF analysis are discussed below.

Revenues, Gross Margins, Research and Development Expense, Selling and Non-corporate General and Administrative Expense – Management prepared long-range plans (LRPs) for the IPM reporting unit giving consideration to the revenue declines in the first quarter of fiscal 2009 and the expectation that the declines would carry into the second quarter of fiscal 2009. (See the Company’s response further below to the Staff’s specific comment on the consideration given to the current economic conditions with respect to revenue projections.) Gross margins, Research and Development Expense and Selling, General and Administrative Expenses are estimated as a percentage of revenue consistent with historical trends. The forecast, therefore, reflected our expectations based on current and anticipated market conditions.

Reporting unit specific SG&A “corporate” expenses –Consistent with the treatment used in the prior year, the DCF analyses excluded corporate SG&A expenses because such expenses do not directly relate to the operations of the reporting units.

Income taxes – We applied a marginal tax rate assumption of 40% in the analysis to reflect a market participant tax rate. This reflects a federal marginal rate of approximately 31% and a state tax rate of approximately 9% after the utilization of NOL carryforwards.

Working capital –Our DCFs include working capital increases equal to 10% of the revenue growth in each period, which was management’s best estimate of the net increase in working capital required to support our expected future revenue growth given our current and expected working capital metrics (DSO, inventory turns and DPO).

Discount rates – We used a discount rate of 23% to present value the related cash flows. We performed a series of analyses to develop the selected discount rate.

First, we estimated an industry-level Weighted Average Cost of Capital (WACC). In this calculation, we used the Capital Asset Pricing Model (CAPM) to calculate the cost of equity. We calculated a cost of debt using publicly available market data (e.g., Standard and Poor’s 500 Index) and then blended the cost of equity and the cost of debt at an industry level capital structure. We developed the assumptions using data obtained for

Securities and Exchange Commission
March 23, 2009

industry comparable companies (Silicon Labs, Standard Microsystems and Cirrus Logic). This resulted in an industry WACC of 14%.
Second, and consistent with the fiscal 2008 impairment test, we estimated the Company’s WACC at a 16% discount rate. We believe this discount rate represents the return that both debt and equity investors would require for an investment in the entire company (i.e., the Company’s total assets; financial, tangible and intangible) as compared to our peers after considering such factors as the stage of development for our products and market entrance capabilities.

Third, we then selected a reporting unit discount rate. The selection of a discount rate for each business unit generally involves judgment about the relative risk of our business unit compared to the peers we have used to calculate the WACC. Our peer companies in this space typically have some unique technological advantages and heritage. Compared to our peers, our product and roadmap execution appear to contain higher risks.

Due to significant recent shifts in the global economy in which IPM operates, a number of companies have experienced difficulty obtaining credit and have had their stock prices decrease significantly due to the overall instability in the marketplace. As a result, the risk associated with operating a highly leveraged technology company has increased. Due to this recent increased risk, management asserts that the circumstances of this appraisal warranted a company-specific risk adjustment of 7% as of the goodwill impairment analysis for the first quarter of fiscal 2009.

As part of these considerations, we estimated the reporting unit WACC at 23%. To assess the overall reasonableness of this conclusion, we considered its magnitude against early stage discount rates. We obtained information from AICPA[1] guidance. This table shows that at 23%, our selected discount rate equates to the rates of return considered appropriate to Bridge/IPO early stage companies.

Rates of Return
Stage of Development	Plummer[1]	Scherlis and Sahlman[2]

Start-up	50% - 70%	50% - 70%
First Stage or “Early Development”	40% - 60%	40% - 60%
Second Stage or “Expansion”	35% - 50%	30% - 50%
Bridge/ IPO	25% - 35%	20% - 35%

[1]	Plummer, James L., QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc., 1987).

[2]	Scherlis, Daniel R. and William A. Sahlman, A Method for Valuing High-Risk, Long Term, Investments: The Venture Capital Method (Boston: Harvard Business School Publishing, 1987).

[1]	AICPA, Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries at ¶ 5.3.88, 92 (AICPA, Inc. 2001).

Securities and Exchange Commission
March 23, 2009

Though the IPM reporting unit has been in existence for some time and does not completely fit the early-stage characterization, we concluded that the magnitude of the selected discount rate was appropriate to the circumstances and challenges facing the IPM reporting unit in light of current and anticipated market conditions.

Revenue Multiple Model

As a secondary valuation method, we also applied the guideline company method under the market approach. This treatment conforms to our prior valuations. We selected several comparable companies for the IPM reporting unit and calculated their revenue multiples (market cap divided by revenue) based on their most recently available revenue information and related stock prices as of January 2, 2009.

We selected the comparable companies DSP Group, Inc. (DSPG), Silicon Laboratories (SLAB), Zoran Corporation (ZRAN), Integrated Device Technology, Inc. (IDTI), Atheros Communications, Inc. (ATHR), Standard Microsystems Corporation (SMSC) and Cirrus Logic, Inc. (CRUS) based upon similarity of product lines to IPM product lines.

The Company believes that these same companies also serve as benchmarks for external views of Conexant’s performance and were also the same companies considered in the Company’s fiscal 2008 annual goodwill impairment analysis. The revenue multiple for the IPM business unit falls at the low end of the revenue multiples of the comparable companies. This is because we are estimating the value the IPM reporting unit as a standalone entity and we believe using these multiples is appropriate because our debt instruments are considered to be corporate liabilities and are not directly attributable to the IPM reporting unit.

The analysis of comparable companies multiples resulted in a factor of 1.4X revenue. Management believes this multiple is indicative of market conditions in effect during the first quarter of fiscal 2009 and as such applied a 50% weighting to these results.

The IPM reporting unit fair value calculations results as of the end of the first quarter of fiscal 2009 were as follows (in millions):

Indicated Fair Value:
Income Approach	$392
Market Approach	$198

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March 23, 2009

Indicated Fair Value with equal weighting (50/50)	$295
Carrying Value of IPM reporting unit (including goodwill)	139

Excess of Fair Value over Carrying Value	$156

•	Please explain to us any significant changes in methods, models or assumptions used in evaluating the IPM goodwill for impairment as of January 2, 2009 from those applied in the impairment evaluation as of your October 3, 2008 year-end.

The methods and models used in evaluating the IPM goodwill impairment as of January 2, 2009 are substantially the same as those applied in our annual goodwill impairment valuation performed in the fourth quarter of fiscal 2008. In applying these methods, we modified the assumptions necessary to perform the analysis for the circumstances as they existed on the valuation date. To elaborate:
▪	We adjusted the revenue forecasts downward to reflect the anticipated impact of the current economic conditions and the Company’s assessment of those factors on current revenue levels and anticipated recovery in future years. (See the Company’s response below to the Staff’s specific comment on the consideration given to the current economic conditions with respect to revenue projections. The revised revenue projections resulted in changes in estimated costs to reflect the lower revenue levels.)

▪	The discount rate applied to the goodwill evaluation as of January 2, 2009 is 3% higher than that used in connection with the 2008 annual evaluation to give consideration to the increased risk associated with the future projections in light of future economic uncertainty.

▪	The revenue multiple applied as of January 2, 2009 was 1.4X versus 4.3X incorporated into our 2008 annual goodwill evaluation. This significant decline reflects the downward impact of the current economic environment.

▪	As of January 2, 2009, the Company applied equal weighting to the Income Approach and Market Approach, respectively as compared to an 80/20 weighting, respectively, applied in the annual evaluation to give effect to the impact of market economics existing in each period. The Company noted that no impairment of the IPM goodwill resulted under either weighting assumption.

Securities and Exchange Commission
March 23, 2009

•	Explain to us whether and how the current economic environment has affected your ability to project future cash flows for the reporting unit, including how your cash flow projections consider the current economic environment and visibility.

The current economic environment has created greater uncertainty about forecasts. Factors we consider in our forecasts include:
•	Over the past year our market share for IPM products has increased, primarily through acquisitions, improving our market presence.

•	The current economic environment has caused declines in the demand for IPM product offerings and weakened our short term demand visibility. However, our strong position and presence in the IPM product market enables us to maintain strong relationships with our customers.

•	Strong customer relationships translate into our ability to obtain timely product demand information and sustain a healthy level of design wins which provides us with the ability to reliably determine revenue levels for the later part of fiscal 2009 and into fiscal 2010.

•	We look to monthly reviews of firm and forecasted orders, projected customer demand for our existing devices and design wins awarded in the short-term (fiscal 2009). Based upon current backlog representing firm orders from our customers, we believe demand for IPM products will hit its lowest point during our second fiscal quarter. However, in light of current economic uncertainties, our revenue forecasts assume no growth in the remaining quarters of fiscal 2009.

•	Customer design opportunities anticipated over the next three years, demand for our existing products based on customer inputs and product life cycles and design-wins awarded to us by our customers adjusted for overall macroeconomic demand drive the revenue forecasts for fiscal years 2010 to 2012. Based upon these data sources we estimated the semiconductor market will start to recover in 2010 and annual revenue for IPM products will return to the fiscal 2008 revenue levels beginning in fiscal 2014. Overall IPM market data is the basis for the long-term revenue projections for fiscal 2015 to 2026.
We considered all relevant industry and company based information to develop the revenue forecasts but balance the uncertainty of the current market environment by using a risk adjusted discount rate (see discussion above).

Securities and Exchange Commission
March 23, 2009

•	You also indicate that your evaluation considers revenue and earnings multiples of comparable companies. Explain to us whether and how your evaluation of comparable company data for impairment testing purposes considers the current economic environment and the impact of the current environment on comparable companies considered in your evaluation. In that regard, also explain how you selected comparable companies and why you believe you have made appropriate selections.

The comparable companies selected for purposes of our analysis of IPM goodwill impairment reflect the most direct competitors of the Company IPM product offerings, were selected based on similarity of product lines to IPM product lines and are monitored periodically as a basis for market comparisons and bench-marking. We believe our competitive position with these companies provides the strongest comparable analysis.

All comparable data is based on the most recently published quarterly results reported in the comparable companies’ Form 10-Q or Form 10-K and the stock price as of the last day of our fiscal quarter to which the goodwill impairment analysis relates. We believe using the most recent publicly available performance data and market values provides the most relevant comparable valuations.

•	Explain to us how the aggregate fair value of your reporting units compares to the fair value of your business based on the quoted market price of your common stock. Please reconcile for us the significant factors you believe are responsible for any significant difference between the two measures.

The following summarizes an evaluation, in accordance with paragraph 23 of SFAS 142, of the combined fair values of the reporting units as compared to the Company’s quoted market capitalization as of January 2, 2009:

Total Fair Value of Reporting Units (in millions):

BBA	$63
IPM	295

$358
Carrying Value of Corporate Unit	(308)

Fair value based upon fair values of reporting units	$50

Market capitalization as January 2, 2009 (49.8 million shares at $0.76 per share)	$38

Premium to market capitalization	$12
Control premium	32%

Securities and Exchange Commission
March 23, 2009

We considered the magnitude of this difference by comparing it to a third-party source of control premium information that shows average premiums ranging from 20% to 36% from 2004 to 2007.

•	You disclose that you have a single reportable segment and that you aggregate each of your two operating segments because those segments have similar economic characteristics as defined in SFAS 131. Accordingly, explain to us why the economic factors leading to impairment of the goodwill allocated to the BBA reporting unit did not similarly impact the recoverability of the goodwill allocated to the IPM reporting unit.

The Company’s BBA reporting unit is primarily focused on the DSL market. In 2008, there was a major change in the DSL market in that the growth in DSL became driven by China, India and other developing countries providing local Asian semiconductor companies competitive advantages in their local DSL markets. This market dynamic coupled with internal struggles with introducing new products resulted in our DSL market share to decline significantly.

The Company reevaluated its strategic direction in response to the decline in DSL market share resulting in a decision to reduce future investments in this reporting unit. This decision negatively impacted the future cash flows from the BBA reporting unit, an indicator of impairment. The Company completed their impairment analysis and reported an impairment of the BBA goodwill in the third quarter of fiscal 2008.

The Company’s IPM reporting unit focuses on personal computing and printer markets which during this same period of time were not impacted by competitive and marketplace changes nor new product development struggles that were occurring in DSL products and thus the recoverability of the IPM goodwill was not impacted.

•	You indicate that your operating segments, BBA and IPM, are also reporting units and that there are no reporting units below the operating segment level. Please tell us how you applied paragraphs 30 and 31 of SFAS 142 and EITF D-101 in reaching your conclusion that there are not additional reporting units.

The Company assessed the identification of reporting units beginning with the identification of the two operating segments, BBA and IPM. Each reporting unit was reviewed to determine whether there were components within each identified reporting unit that may qualify as a separate (or additional) reporting unit in accordance with paragraphs 30 and 31 of SFAS 142 and EITF D-101.

Securities and Exchange Commission
March 23, 2009

Each of the Company’s operating segments have several product lines, which could be considered components under paragraph 30 of SFAS 142 because certain financial information (i.e., revenue and gross margin) is prepared and reviewed by segment management. To determine if the components within each operating segment can be aggregated, we considered the criteria of paragraph 17 of SFAS 131. Based on our review, we believe the components of each operating segment should be aggregated for the following reasons:
▪	The components’ production processes are very similar, as they use virtually the same manufacturing and procurement processes and rely on the same third-party fabrication, assembly and test subcontractors;

▪	The components use common research and development resources within their operating segments and share core engineering resources as needed;

▪	The components have similar types of customers (OEMs and contract manufacturers);

▪	The components use similar methods to distribute their products (direct sales to OEMs and indirect sales through distributors);

▪	The components share selling and G&A resources; and

▪	The components have similar economic characteristics.
It was concluded that because the extent of similarity between the components within each operating segment were so significant, the Company was required by paragraph 30 of SFAS 142 to aggregate the components and treat them as a single reporting unit for purposes of testing goodwill for impairment.

•	Explain to us how you allocated assets and liabilities to reporting units under paragraphs 32 and 33 of SFAS 142. Also, explain to us how you allocated goodwill to reporting units under paragraphs 34 and 35 of SFAS 142.

Conexant does not maintain separate balance sheets for its reporting units. For purposes of completing its goodwill impairment tests, the Company determined the carrying amounts (i.e., book values) of the reporting units based upon allocations to the reporting units using the general guidance in paragraph 32 of SFAS 142, which states that assets and liabilities be allocated to a reporting unit if both of the following criteria are met:
•	the asset will be employed in or the liability relates to the operations of the reporting unit.

•	the asset or liability will be considered in determining the fair value of the reporting unit.

Securities and Exchange Commission
March 23, 2009

Inventory, reporting unit specific fixed assets and intangible information are maintained at a level of detail that would allow us to identify asset values to individual reporting units.

Accounts payable information is not maintained at a level of detail that would allow us to practicably identify payables related specifically to each reporting unit and were allocated to the reporting units proportionately based on the inventory balances for each reporting unit, as the majority of our trade payables relate to inventory purchases and fees for assembly and test services.

Receivables, other current assets and other current liabilities are not maintained at a level of detail that would allow us to identify them specifically to each reporting unit and were allocated proportionately based upon reporting unit revenue.

Accrued compensation and benefits associated with ongoing operations and fixed assets not specifically associated with a reporting unit but supporting all reporting units were allocated based on reporting unit headcount.

Goodwill related to each acquisition was allocated to the reporting units in the respective year of acquisition. In instances where more than one reporting unit benefited from the synergies of an acquisition, the Company allocated the acquired goodwill in accordance with SFAS 142, paragraph 34 “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.” The Company considered the guidance of paragraph 35 of SFAS 142 by performing a “with and without” computation to determine goodwill associated with more than one reporting unit.

The assets and liabilities allocated to the “corporate” unit were (1) cash and marketable securities, (2) other current assets considered corporate (including interest receivable, escrow deposits and receivables from related parties, etc.), (3) fixed assets not related to the operations of any reporting unit, (4) other non-current assets including cost basis and equity method investments, deferred debt issuance costs, deferred compensation plan assets and escrow deposits, (5) short term and long term debt and (6) other non-current liabilities not associated with the ongoing operations of the reporting units including accruals related to retired or disabled employees and deferred gains on sale-leaseback transactions.

Securities and Exchange Commission
March 23, 2009

Overall, your response should fully explain how you completed the evaluation of the goodwill allocated to the IPM business unit for impairment and explain why you believe your evaluation is appropriate under SFAS 142.

The Company respectfully directs the Staff’s attention to the Company’s above responses to this Comment No. 2. The Company believes its responses to the specific comments address how the Company completed its evaluation of the goodwill allocated to the IPM reporting unit for impairment and why the Company believes the evaluation is appropriate under SFAS 142.
Exhibits 31.3 and 31.4
3.	In your future filings, as applicable, please include below the signature of the certifying officer the title of that officer. We note that exhibits 31.3 and 31.4 to your Form 10-K/A filed on February 11, 2009 do not include such a title for the officers who provided the certifications. We also note that the titles of the certifying officers were also omitted from exhibits 31.1 and 31.2 to your Form 10-Q for the quarterly period ended January 2, 2009.

The Company notes the Staff’s comments and advises the Staff that in future 10-K and 10-Q filings it will include below the signature of each certifying officer his or her title.
Form 10-Q for Fiscal Quarter ended January 2, 2009
Note 3. Sale of Assets and Discontinued Operations, page 13
4.	You indicate that you sold the BMP business in August 2008. We also see that you attribute a loss totaling $7.2 million to discontinued operations in the first quarter of fiscal 2009. Please tell us and in future filings disclose the reasons for the continuing losses attributed to discontinued operations.

The Company notes the Staff’s comment. In the Notes to the Condensed Consolidated Financial Statements (Note 11. Special Charges) in the Form 10Q for the period ended January 2, 2009, the following disclosure was included:

“Restructuring charges in the fiscal quarter ended January 2, 2009 related to the fiscal 2007 restructuring actions included $9.1 million due to a decrease in estimated future rental income from subtenants resulting from declines in sublease activity. Of the $9.1 million charge, $7.0 million related to facilities associated with the sale of the BMP business and have been included in discontinued operations for the quarter ended January 2, 2009.”

Securities and Exchange Commission
March 23, 2009

In future filings, the Company will include revised disclosure expanded to reflect the association of those charges to discontinued operations. The Company has developed the following disclosure with respect to the Company’s fiscal quarter ended January 2, 2009 to illustrate for the Staff the type of expanded disclosure the Company expects to include in future filings:

“The domestic economic downturn experienced during the fiscal quarter ended January 2, 2009 resulted in declines in real estate lease rates and the Company’s ability to secure sub tenants for a facility located in San Diego. These declines resulted in a decrease in estimated future projected sub lease rental income causing a $9.1 million additional restructuring charge for the facility. The majority of the facility supported the operations of the BMP business sold in August 2008. The additional restructuring charge of $9.1 million was allocated between the BMP business and continuing operations based upon the historical use of the facility. Of the $9.1 million restructuring charge, $7.0 million was included in discontinued operations and $2.1 million was charged to operating expenses.”

The Company also notes for the Staff that the treatment of the additional restructuring charges attributable to the BMP business in the fiscal quarter ended January 2, 2009 is consistent with the Company’s allocation of historical restructuring charges to discontinued operations to the extent the charges directly related to the BMP business sold in August 2008. The Company does not anticipate any future significant losses related to the BMP business.
Item 2. Management’s Discussion and Analysis .... Page 30
5.	We note your response to prior comment 5. In addition to describing known trends related to global economic conditions that impact your business, in future filings as applicable, please also discuss known trends specific to your business and market. For example, we note your response to prior comment 8 mentions the “declining DSL market, continuous erosion in average selling prices and financial and technical risks associated with the execution of future competitive product offerings.” If circumstances have changed since that time, then disclose that fact in future filings and explain the reasons underlying that change.

The Company notes the Staff’s comments and in future filings it will include a discussion of known trends specific to our business and market, in addition to our description of known trends related to global economic conditions the impact the Company’s business. Moreover, if circumstances have changed from one filing period to the next, the Company will, as appropriate, disclose that fact and will explain the reasons underlying such change.
The Company acknowledges that:

Securities and Exchange Commission
March 23, 2009

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact the undersigned at (949) 483-5916, or, in her absence, Mary Carter, Vice President and Corporate Controller at (949) 483-4028 if you require additional information or desire to discuss these matters with us. If you wish to comment further in writing, please send such comment to the undersigned by facsimile at (949) 483-9910.

Very truly yours,
/s/ Jean Hu
Jean Hu
Chief Financial Officer and Senior Vice President, Business Development

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